SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)



                                Innovo Group Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   457954 50 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Jay Furrow
                                Innovo Group Inc.
                          2633 Kingston Pike, Suite 100
                           Knoxville, Tennessee 37919
                                 (865) 546-1110

                                 With a copy to:

                                Lisa Klein, Esq.
                    Troop Steuber Pasich Reddick & Tobey, LLP
                       2029 Century Park East, 24th Floor
                             Century City, CA 90067
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 11, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
                               PAGE 2 OF 11 PAGES
--------------------------------------------------------------------------------
                              CUSIP NO. 457954 50 1
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF
          ABOVE PERSON

          Commerce Investment Group, LLC
--------  ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a)            [X]
                                                        (b)            [ ]
--------  ----------------------------------------------------------------------
3         SEC USE ONLY
--------  ----------------------------------------------------------------------
4         SOURCE OF FUNDS*

          WC (See Response to Item 3).
--------  ----------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                       [ ]
--------  ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          California
--------------------------------------------------------------------------------
  NUMBER OF         7          SOLE VOTING POWER

   SHARES                              5,163,637 (See Response to Item 5).
                -----------    -------------------------------------------------
BENEFICIALLY        8          SHARED VOTING POWER

  OWNED BY                             0
                -----------    -------------------------------------------------
    EACH            9          SOLE DISPOSITIVE POWER

  REPORTING                            5,163,637  (See Response to Item 5).
                -----------    -------------------------------------------------
   PERSON           10         SHARED DISPOSITIVE POWER

    WITH                               0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,163,637* (See Response to Item 5.)
--------  ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       [ ]
--------  ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          32.4%**    (See Response to Item 5.)
--------  ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          CO
--------  ----------------------------------------------------------------------

* Includes 3,300,000 shares of common stock, par value $0.10 per share, of Innovo Group, Inc. ("Common Stock") that are purchasable by Commerce Investment Group, LLC upon exercise of warrants described in Item 6 of this Statement.
** Beneficial ownership percentages set forth herein assume that at October 31, 2000, there were 15,958,765 shares of Common Stock outstanding. Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, shares deemed to be beneficially owned by the reporting person as a result of options or warrants are also deemed to be outstanding for purposes of computing these percentages.


                               Page 2 of 11 Pages

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
                               PAGE 3 OF 11 PAGES
--------------------------------------------------------------------------------
                              CUSIP NO. 457954 50 1
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF
          ABOVE PERSON

          SHD Investments, LLC
--------  ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a)            [X]
                                                        (b)            [ ]
--------  ----------------------------------------------------------------------
3         SEC USE ONLY
--------  ----------------------------------------------------------------------
4         SOURCE OF FUNDS*

          WC (See Response to Item 3).
--------  ----------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                       [ ]
--------  ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          California
--------------------------------------------------------------------------------
  NUMBER OF         7          SOLE VOTING POWER

   SHARES                              500,000 (See Response to Item 5).
                -----------    -------------------------------------------------
BENEFICIALLY        8          SHARED VOTING POWER

  OWNED BY                             0
                -----------    -------------------------------------------------
    EACH            9          SOLE DISPOSITIVE POWER

  REPORTING                            500,000  (See Response to Item 5).
                -----------    -------------------------------------------------
   PERSON           10         SHARED DISPOSITIVE POWER

    WITH                               0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          500,000       (See Response to Item 5.)
--------  ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       [ ]
--------  ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.9% (See Response to Item 5.)
--------  ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          CO
--------  ----------------------------------------------------------------------


                               Page 3 of 11 Pages

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
                               PAGE 4 OF 11 PAGES
--------------------------------------------------------------------------------
                              CUSIP NO. 457954 50 1
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF
          ABOVE PERSON

          Griffin James Aron Guez Irrevocable Trust dated September 13, 1996
--------  ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a)            [X]
                                                        (b)            [ ]
--------  ----------------------------------------------------------------------
3         SEC USE ONLY
--------  ----------------------------------------------------------------------
4         SOURCE OF FUNDS*

          PF (See Response to Item 3).
--------  ----------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                       [ ]
--------  ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          California
--------------------------------------------------------------------------------
  NUMBER OF         7          SOLE VOTING POWER

   SHARES                              250,000 (See Response to Item 5).
                -----------    -------------------------------------------------
BENEFICIALLY        8          SHARED VOTING POWER

  OWNED BY                             0
                -----------    -------------------------------------------------
    EACH            9          SOLE DISPOSITIVE POWER

  REPORTING                            250,000 (See Response to Item 5).
                -----------    -------------------------------------------------
   PERSON           10         SHARED DISPOSITIVE POWER

    WITH                               0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          250,000 (See Response to Item 5.)
--------  ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       [ ]
--------  ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.0% (See Response to Item 5.)
--------  ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          CO
--------  ----------------------------------------------------------------------


                               Page 4 of 11 Pages

                                  SCHEDULE 13D
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                               PAGE 5 OF 11 PAGES
--------------------------------------------------------------------------------
                              CUSIP NO. 457954 50 1
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF
          ABOVE PERSON

          Stephan Avner Feliz Guez Irrevocable Trust dated September 13, 1996
--------  ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a)            [X]
                                                        (b)            [ ]
--------  ----------------------------------------------------------------------
3         SEC USE ONLY
--------  ----------------------------------------------------------------------
4         SOURCE OF FUNDS*

          PF (See Response to Item 3).
--------  ----------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                       [ ]
--------  ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          California
--------------------------------------------------------------------------------
  NUMBER OF         7          SOLE VOTING POWER

   SHARES                              250,000 (See Response to Item 5).
                -----------    -------------------------------------------------
BENEFICIALLY        8          SHARED VOTING POWER

  OWNED BY                             0
                -----------    -------------------------------------------------
    EACH            9          SOLE DISPOSITIVE POWER

  REPORTING                            250,000 (See Response to Item 5).
                -----------    -------------------------------------------------
   PERSON           10         SHARED DISPOSITIVE POWER

    WITH                               0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          250,000 (See Response to Item 5.)
--------  ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       [ ]
--------  ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.0% (See Response to Item 5.)
--------  ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          OO
--------  ----------------------------------------------------------------------


                               Page 5 of 11 Pages

ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D (this "Statement") relates to shares of the common stock, par value $0.10 per share (the "Common Stock"), of Innovo Group Inc., a Delaware corporation (the "Company" or the "Issuer").

         The address of the principal executive offices of the Company is 2633 Kingston Pike, Suite 100, Knoxville, Tennessee 37919.

ITEM 2.  IDENTITY AND BACKGROUND.

This Statement is filed by:

1. Commerce Investment Group, a limited liability company organized in California ("Commerce"). Commerce is a holding company. The business address of Commerce is 5804 East Slauson Avenue, Commerce, California 90040. Hubert Guez is the manager of Commerce (the "Commerce Manager") and has the same business address as Commerce.

(a)-(c) Not applicable.

(d) During the last five years, neither Commerce nor the Commerce Manager has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Commerce nor the Commerce Manager was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Not applicable.

2. SHD Investments, LLC. ("SHD") is a limited liability company organized in California ("SHD"). SHD is a holding company. The business address of SHD is 5804 East Slauson Avenue, Commerce, California 90040. Paul Guez is the manager of SHD (the "SHD Manager") and has the same business address as SHD.

(a)-(c) Not applicable.

(d) During the last five years, neither SHD nor the SHD Manager has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither SHD nor the SHD Manager was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)  Not applicable.

3. Griffin James Aron Guez Irrevocable Trust dated September 13, 1996 ("Griffin Trust") is a trust organized under the laws of the state of California. Marguerite Guez is the trustee of the Griffin Trust. The address of the trust is 5804 East Slauson Avenue, Commerce, California 90040.

(a)-(c) Not applicable.

(d) During the last five years, the Griffin Trust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Griffin Trust was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)  Not applicable.

4. Stephan Avner Feliz Guez Irrevocable Trust dated September 13, 1996 ("Stephan Trust") is a trust organized under the laws of the state of California. Marguerite Guez is the trustee of the Griffin Trust. The address of the trust is 5804 East Slauson Avenue, Commerce, California 90040.

(a)-(c) Not applicable.

(d) During the last five years, the Stephan Trust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Stephan Trust was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)  Not applicable.

Commerce, SHD, the Griffin Trust and the Stephan Trust are sometimes referred to collectively herein as the "Reporting Parties."

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The funds used by Commerce to acquire the shares of the Company's Common Stock and Warrants were taken from the working capital funds of Commerce. The funds used by SHD to acquire the shares of the Company's Common Stock were taken from the working capital funds of SHD. The funds used by the Griffin Trust and the Stephan Trust to purchase the shares of the Company's Common Stock were taken from the personal funds of each respective trust.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The Reporting Parties acquired the Company's Common Stock for investment purposes.

         Pursuant to the terms and conditions of the Agreement (as described in Item 6), Commerce has the right to appoint three directors to the Board of Directors of the Issuer. Commerce has not exercised its right to appoint the directors.

         The Reporting Parties from time to time intend to review their investment in the Company on the basis of various factors, including the Company's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company's securities in particular, as well as other developments and other investment opportunities. Based upon such review and subject to the provisions of the Agreement, the Reporting Parties will take such actions in the future as it may deem appropriate, consistent with the securities laws, in light of the circumstances existing from time to time. If the Commerce believes that further investment in the Company is attractive, whether because of the market price of the Company's securities or otherwise, it may acquire Common Stock, if it exercises the Warrants subject to the Warrant provisions.

         The Reporting Parties currently have no plans or proposals to dispose of the Common Stock, PROVIDED, HOWEVER, that depending on market and other factors, in the future, the Reporting Parties may determine to dispose of some or all of the Common Stock they have acquired from the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) As of October 31, 2000, the Reporting Parties are the beneficial owners of 6,163,637 shares of the Common Stock, or approximately 38.6% of the Common Stock. This figure includes 3,300,000 shares of Common Stock that are purchasable by Commerce upon the exercise of warrants as described in Item 6 of this Statement. The beneficial ownership percentage set forth herein assumes that at October 31, 2000, there were 15,958,765 shares of Common Stock outstanding. Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, shares deemed to be beneficially owned by the reporting person as a result of options or warrants are also deemed to be outstanding for purposes of computing these percentages.

         As of October 31, 2000, Commerce is the beneficial owner of 5,163,637 shares of the Common Stock, or approximately 32.4% of the Common Stock. The number of shares beneficially owned by Commerce and the respective percentage also include the 3,300,000 shares of the Common Stock referenced in the previous paragraph.

         As of October 31, 2000, SHD is the beneficial owner of 500,000 shares of the Common Stock, or approximately 3.9% of the Common Stock. As of October 31, 2000, the Griffin Trust and the Stephan Trust, each is the beneficial owner of 250,000 shares of the Common Stock, or approximately 2.0% of the Common Stock.

(b) Commerce has the sole power to vote or direct the vote and dispose or direct the disposition of 5,163,367 shares of the Common Stock; SHD has the sole power to vote or direct the vote and dispose or direct the disposition of 500,000 shares of the Common Stock; the Griffin Trust has the sole power to vote or direct the vote and dispose or direct the disposition of 250,000 shares of the Common Stock; and the Stephan Trust has the sole power to vote or direct the vote and dispose or direct the disposition of 250,000 shares of the Common Stock

(c) Except as set forth herein, none of the Reporting Parties have engaged in any transactions in the Common Stock during the past sixty (60) days.

(d)  Not applicable.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to that certain Common Stock and Warrant Purchase Agreement, dated as of August 11, 2000, by and between the Company and Commerce (the "Agreement"), the Company agreed to sell to the Reporting Parties and the Reporting Parties agreed to purchase 1,363,637 shares of the Company's Common Stock. In addition, pursuant to the terms of the Agreement, on October 30, 2000, the Company agreed to sell to Commerce and Commerce agreed to purchase an additional 1,500,000 shares of Common Stock and Warrants to purchase 3,000,000 shares of Common Stock for an aggregate purchase price of $1.00 and Warrants to purchase 300,000 shares of Common Stock at $2.10 per share. The terms of the Agreement, attached as "Exhibit A" to this Schedule 13D, are hereby incorporated herein by reference as though fully set forth herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. The Common Stock and Warrant Purchase Agreement, dated as of August 11, 2000 by and between Innovo Group Inc. and Commerce Investment Group, LLC and the exhibits attached thereto, are hereby incorporated by reference in connection with the Current Report on Form 8-K/A filed September 15, 2000.
2. "Exhibit A" is the Joint Filing Agreement, dated November 30, 2000, by and between the Reporting Parties as required by Rule 13d-1(k)(1).

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    November 30, 2000


                                    Commerce Investment Group, LLC


                                    By:  /S/ HUBERT GUEZ
                                        ---------------------------
                                        Hubert Guez, Manager



         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statements, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name any title of each person who signs the statement shall be typed or printed beneath his signature.

     ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                                                     EXHIBIT A

                            AGREEMENT OF JOINT FILING


         In accordance with Rule 13d-1(k) of the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D, and any amendments thereto, with respect to the common stock, par value $.10 per share, of Innovo Group, Inc., and that this agreement be included as an exhibit to such filing.

         This agreement may be executed in any number of counterparts, each of which is deemed to be an original and all of which together are deemed to constitute one and the same agreement.

         In witness whereof, each of the undersigned hereby executes this Agreement as of November 30, 2000.


COMMERCE INVESTMENT GROUP, LLC              SHD INVESTMENTS, LLC


By:  /S/ HUBERT GUEZ                        By: /S/ PAUL GUEZ
   -----------------------------               ------------------------------
   Hubert Guez, Manager                        Paul Guez, Manager

   GRIFFIN JAMES ARON GUEZ                     STEPHAN AVNER FELIZ GUEZ
   IRREVOCABLE TRUST                           IRREVOCABLE TRUST


By: /S/ MARGUERITE GUEZ                     By: /S/ MARGUERITE GUEZ
   ----------------------------                ------------------------------
   Marguerite Guez, Trustee                    Marguerite Guez, Trustee